FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCES THE PAYMENT OF $400 MILLION IN CONNECTION
WITH THE 12.75% SENIOR CELLCO NOTES DUE ON AUGUST 1, 2005

Istanbul, Turkey: August 1, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it realized the payment in connection with the redemption of the aggregate principal amount of US$400 million plus accrued interest of Cellco Finance N.V. (“Cellco”)’s outstanding Senior Notes which matured on August 1, 2005.

In 1999, Cellco offered US$400 million aggregate principal amount of its 12.75% Senior Notes due on August 1, 2005. The proceeds were lent to Turkcell under an Issuer Credit Loan Agreement. The net cash out for the principal and accrued interest from Turkcell under the Credit Agreement totalled US$425.5 million on August 1, 2005.

As of August 1, 2005, Turkcell held a notional amount of US$65 million of 12.75% Cellco notes on its balance sheet, which has been purchased in 2003 and 2004 and Turkcell will collect an interest income of US$4.1 million related to these bonds held.

Mr.  Muzaffer Akpinar, Turkcell’s CEO, commented, “We are glad that with the redemption of these notes, our outstanding total debt as well as our weighted average cost of borrowing will improve significantly. We will continue to maintain our focus on decreasing borrowing costs as well as extending the maturity of our loans while looking for opportunities to diversify our lending base and debt portfolio.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 25.6 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 464 operators in 180 countries as of July 29, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 4.2 million subscribers as of March 31, 2005.

For further information please contact:

Contact:

Turkcell: Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email:  koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email:  ferda.atabek@turkcell.com.tr
Email:  investor.relations@turkcell.com.tr

Media:
Ilke Homris, Corporate Communications
Tel: + 90 212 313 2320
Email:  ilke.homris@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 1, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer